                                                                 EXHIBIT 12.1




                          TOYOTA MOTOR CREDIT CORPORATION

                 CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                  Three Months Ended     Six Months Ended
                                                     September 30,         September 30,
                                                  ------------------    ------------------
                                                   2003        2002      2003        2002
                                                  ------      ------    ------      ------
                                                           (Dollars in Millions)

Consolidated income/(loss) before income taxes    $  354      $    6    $  437      $  (45)

                                                  ------      ------    ------      ------
Fixed charges:
   Interest<F1>..............................         87         332       318         763
   Portion of rent expense
      representative of the
      interest factor (deemed
      to be one-third).......................          2           2         4           4
                                                  ------      ------    ------      ------

Total fixed charges..........................         89         334       322         767
                                                  ------      ------    ------      ------
Earnings available
   for fixed charges.........................     $  443      $  340    $  759         722
                                                  ======      ======    ======      ======

Ratio of earnings to
   fixed charges<F2>.........................       4.98        1.02      2.36           -*
                                                  ======      ======    ======      ======

* The ratio of earnings to fixed charges was less than 1:1 ratio for the six months ended September 30, 2002.  The deficiency in the ratio for the six months ended
September 30, 2002 was primarily due to a decrease in net income from financing operations due to an unfavorable fair value adjustment related to the application of Statement of
Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and
Hedging Activities", and related amendments.  The Company would have required an additional $45 million in net income to attain a 1:1 ratio.

-----------------
<F1> For the three and six months ended September 30, 2003, interest expense included net unrealized gains associated with derivative fair value adjustments of $83 million and $45 million, respectively.  For the three and six months ended September 30, 2002, interest expense included net unrealized losses associated with derivative fair value adjustments of $124 million and $338 million, respectively.
<F2> Toyota Motor Credit Corporation ("TMCC") has guaranteed certain obligations of affiliates as discussed in Note 8 - Commitments and Contingent Liabilities of the Consolidated Financial
Statements.  For the three and six month periods ended September 30, 2003 and 2002, TMCC has not incurred any fixed charges in connection with such guarantees and no amounts have been included in any ratio of earnings to fixed charges.
